

April 15, 2015

Via E-Mail
Oscar G. Rocha
Chief Executive Officer
Southern Copper Corporation
1440 East Missouri Avenue Suite 160
Phoenix, AZ 85014

      Re: Southern Copper Corporation
              Form 10-K for the Year Ended December 31, 2014
              Filed March 2, 2015
              File No. 001-14066

Dear Mr. Rocha:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements and Supplemental Data, page 92
Notes to Consolidated Financial Statements, page 99

Note 2 - Summary of Significant Accounting Policies, page 99

Long-term Inventory - Leachable Material, page 100

1. We note your disclosure of the changed method in which the cost attributed to the leach material was charged to cost of sales from a straight line basis over a five-year period to the units of production method. Please provide a preferability letter from your independent auditor as required by Item 601(B)(18) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining